Exhibit 99.64

BLUE MOON METALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025

The following management discussion and analysis (“MD&A”) of Blue Moon Metals Inc. (“Blue Moon” or the “Company”) has been prepared as of August 27, 2025, and provides an analysis of the Company’s results of operations for the three and six months ended June 30, 2025.

This discussion is intended to provide investors with a reasonable basis for assessing the financial performance of the Company as well as certain forward-looking statements relating to its potential future performance. The information should be read in conjunction with the Blue Moon unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2025, Blue Moon’s audited consolidated financial statements for the years ended December 31, 2024 and 2023, and the notes thereto, which have been prepared in accordance with IFRS Accounting Standards (“IFRS”). Blue Moon's material accounting policies are described in note 3 of the aforementioned audited consolidated financial statements. All of the financial information presented herein is expressed in Canadian dollars, unless otherwise indicated.

The operations of the Company are speculative due to the high-risk nature of the mining industry. Blue Moon faces risks that are generally applicable to its industry and others that are specific to its operations. Additional risks not currently known to the Company, or that the Company currently deems immaterial, may also impair the Company’s operations. Such risk factors could materially affect the value of the Company’s assets, and future operating results of the Company and could cause actual results to differ materially from those described in this MD&A. Reference is made to the discussion of forward-looking statements at the end of this document.

DESCRIPTION OF THE BUSINESS

Blue Moon is a mineral exploration and development company and is focused on advancing its three polymetallic brownfield projects in Tier 1 mining jurisdictions: the Nussir copper-gold-silver property in Norway, the Blue Moon zinc-copper-gold-silver property in California, USA, and the Sulitjelma copper-zinc property in Norway. All three projects have the potential to be developed into underground mines and following the receipt of approval by the Bureau of Land Management (“BLM”) for a portal and tunnel at the Blue Moon volcanogenic massive sulphide (“VMS”) deposit, the Company now considers the Nussir project and the Blue Moon project as its material properties.

Blue Moon is listed on the TSX Venture Exchange under the symbol “MOON” and is quoted on the OTCQX under the symbol “BMOOF”.

CORPORATE

Acquisitions

In the first quarter of 2025, the Company completed the acquisitions of Nussir ASA (“Nussir”), which owns the Nussir project, Nye Sulitjelma Gruver SA (“NSG”), which owns the Sulitjelma project, and Repparfjord Eiendom AS (“REAS”), which has a ground lease agreement with the Finnmark Estate, a legal entity established by law in Norway to manage most of the area in the Finnmark county where the Nussir project is located, for the use of the Øyen industrial land, as well as some ship loading facilities. The ground lease covers the proposed process plant site for the Nussir project. The REAS agreement is renewable and it is the intention of the Company to renew it for the life of mine.

As a result of the acquisitions, the Company has acquired two brownfield critical minerals projects in a Tier 1 jurisdiction as well as most of the required infrastructure for the Nussir mine.

Equity financing

On May 8, 2025, pursuant to the previously announced agreement with LNS (as defined below), LNS acquired 376,833 common shares in the Company at a share price of $3.00 per share through a non-brokered private placement for gross proceeds of $1,130,499.

Blue Moon Metals Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2025

On March 7, 2025, the Company closed the second tranche of financing from Hartree (as defined below) of 1,750,000 shares for gross proceeds of $5.25 million. The shares were subject to a statutory hold period of four months and one day from the date of issuance (see below for the Hartree investment).

On February 26, 2025, 9,000,028 subscription receipts issued as part of the units (the “Units”) in the December 2024 brokered unit financing (the “Concurrent Financing”) came out of escrow on the completion of the Nussir and NSG transactions and were converted into common shares 9,000,035 common shares without payment of additional consideration (rounding due to the 10:1 share consolidation).

Strategic investors in the financing included:

Hartree Partners LP (“Hartree”)

Hartree subscribed to $7.25 million Units, with an option to subscribe to up to $7.75 million Units, received pro-rata pre-emptive rights in respect of future equity issuances, the right to appoint an nominee to the Blue Moon board of directors (the “Board”) by the end of December 2025 and the right to participate on a technical committee. The Company entered into a long-term offtake agreement with an affiliate of Hartree for Nussir’s production of concentrate, with a right of last offer for a portion of the offtake volumes at the Blue Moon and the Sulitjelma projects. In addition, Hartree and Blue Moon entered into a Memorandum of Understanding (“MOU”) for up to US$20 million of secured bridge loan. On March 7, 2025, the Company closed the second tranche of financing from Hartree for an amount of $5.25 million.

Wheaton Precious Metals Corp. (“Wheaton”)

Wheaton subscribed to $4.95 million Units. In addition, an affiliate of Wheaton has acquired a corporate-wide right of first refusal (“ROFR”) on any precious metals streams or royalties on Blue Moon’s properties for $50,000.

Leonard Nilsen & Sønner AS (“LNS”)

LNS subscribed to approximately $4.2 million Units (equivalent of NOK33 million) in Blue Moon Shares and committed to two further tranches of approximately $1.1 million (equivalent of NOK8.5 million) each, with the first tranche being made at the start of the Nussir decline construction and the second being ten months after the start of decline construction.

If LNS owns 5% of the issued and outstanding common shares, they have the right to appoint a Board member by the end of December 2025.

Nussir has entered into a mining contract with LNS for comprehensive mining services to the Company during the construction and operation of the Nussir project. On May 8, 2025, the Company announced the mobilization for the underground development of the exploration decline and confirmation of underground mining parameters at the Nussir project. Pursuant to the previously announced agreement with LNS, LNS acquired 376,833 common shares in the Company at a share price of $3.00 per share through a non-brokered private placement for gross proceeds of $1,130,499.

Share consolidation and graduation to TSX Tier 1

On March 3, 2025, the Company announced its intention to complete a share consolidation of one (1) post-consolidation share for every ten (10) pre-consolidation shares. On March 14, 2025, when trading resumed on the TSXV after being halted since the announcement of the Nussir and NSG Transactions, the common shares of the Company began trading on the TSXV on a post-consolidated basis. All references to number of shares and per share amounts have been retroactively restated to reflect the consolidation.

Reinstatement of quotation on the OTCQB followed by upgrade to OTCQX

Following the March 14, 2025 unhalting of the Company’s shares on the TSXV, the Company applied for and was granted on April 14, 2025 the reinstatement of its quote on the OTCQB® Venture Market. This was followed by the Company being upgraded to trade on the OTCQX® Best Market on April 15, 2025. The OTCQX Market is the highest tier of the US OTC markets and it is expected to enhance the Company’s visibility and provide improved accessibility to its US investors.

Board changes and management appointments

The Company continues to grow its management team to support its strategic activities and project development activities in 2025:

•	On July 3, 2025, the Company appointed Stephen Eddy as Senior Vice President, Corporate Development.

Blue Moon Metals Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2025

•	On April 21, 2025, the Company appointed Ms. Boi Linh Doig as its Vice President, Mining.

•	On February 26, 2025, following the completion of the Nussir and NSG Transactions, Francis Johnstone and Karin Thorburn, both formerly on the board of directors of Nussir, joined the Blue Moon board, while Patrick McGrath resigned. In addition, Skott Mealer joined as President and Chief Operating Officer, and Theodore Veligrakis joined as Vice President, Exploration.

Engagement of market maker

On May 8, 2025, the Company announced the engagement of Red Cloud Securities as its market maker to provide market stability and liquidity for the Company’s common shares on the TSXV with a monthly fee of $7,000 for a minimum term of three months.

Project Financing

On August 19, 2025, the Company entered into a memorandum of understanding with Hartree and funds managed by Oaktree Capital Management, L.P. (“Oaktree”, collectively, the “Lenders”, each a “Lender”). This consists of a previously agreed to bridge loan (the “Bridge Loan”) with Nussir and Keystone Mines as borrowers and a project financing package (“Project Finance Package” and together with the Bridge Loan, the “Investment Package”) providing up to US$140 million support for the continued development and construction of Nussir. The Project Finance Package includes a US$50 million senior secured term loan (the “Senior Secured Term Loan”), a US$70 million precious metals stream (the “Redeemable Precious Metals Stream Agreement”) and an equity investment of up to US$20 million (subject to a 19.9% Oaktree/Hartree combined ownership limitation). The Project Finance Package is subject to customary approvals, diligence and closing conditions.

The definitive Bridge Loan agreement has been signed and it is expected that the funds will be available for drawdown shortly thereafter upon finalization of customary post-closing security arrangements. Additionally, a subscription agreement has been signed for US$5 million at C$3.30 per share for a total of 2,092,173 common shares which is expected to close shortly, subject to the approval of the TSX Venture Exchange (the “TSXV”). Follow-on commitment of up to US$15 million will be completed upon the occurrence of certain events.

The initial capital from the Bridge Loan and the equity investment will provide funding for key early works and pre-construction activities for the Nussir and Blue Moon Projects as well as working capital and corporate activities. The Investment Package bears customary upfront and standby fees and in connection with arranging for the project financing, the Company will grant Hartree 1,045,000 common shares (“Bonus Shares”) of the Company concurrent with the first draw of funds by the Company under the Bridge Loan. These Bonus Shares are subject to an applicable statutory hold period under Canadian securities laws.

Proceeds from the equity investment will be used to fund general corporate and working capital while the Senior Secured Term Loan will be used to fund development and construction activities, operation and working capital needs of the Nussir Project.

PROPERTY OVERVIEW AND DEVELOPMENT

Nussir Property (Finnmark, Norway)

The Nussir Property is a polymetallic deposit which contains copper, silver and gold located at the Finnmark county in northern Norway. It is an underground development project that benefits from existing critical infrastructure located next to the property (access, power and port).

On February 26, 2025, the Company acquired the Nussir project and on February 27, 2025, the Company filed its maiden National Instrument (“NI”) 43-101 Technical Report, titled “Technical Report on the Mineral Resources of the Nussir and Ulveryggen Projects, Norway” dated January 24, 2025, on www.sedarplus.com. It Is available on the Company’s website at www.bluemoonmetals.com.

Blue Moon Metals Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2025

The updated MRE is shown below:

	Tonnes	Cu	Ag	Au	Cu Eq	Cu Metal	Ag Metal	Au Metal
Category	Mt	%	g/t	g/t	%	Kt	Koz	Koz
Measured	2.69	1.08	12.8	0.18	1.31	29	1,103	16
Indicated	26.03	1.01	12.3	0.11	1.19	263	10,288	92
Measured + Indicated	28.72	1.02	12.3	0.12	1.20	292	11,391	108
Inferred	31.99	1.01	14.6	0.14	1.23	324	14,972	143

Notes:

(1)	CIM definitions were followed for MRE.
(2)	A minimum mining width of 2.0 m was applied in making the MRE constraint wireframes. These wireframes were generated using a preliminary MSO.
(3)	Density values for Nussir were estimated from density sample values or assigned default average values where insufficient samples occur nearby.
(4)	MRE constraint wireframes were generated for a cut-off grade of 0.30% Cu, related to potential underground mining.
(5)	Metal prices assumed for this MRE were US$4.20 lb Cu, US$27.00/Oz Ag and US$2,200oz Au, which represent reasonable long-term consensus metal pricing.
(6)	Metallurgy recovery assumptions were 96% Cu, 80% Ag and 93% Au, which stem from SGS metallurgical testwork completed in 2022.
(7)	The cut-off grade of 0.30% Cu was derived from the price and recovery values above, as well as a smelter payability of 97.3% and an assumed total operating cost $26.20/t of ore.
(8)	Rounding may result in apparent summation differences between tonnes, grades and metal content; not considered material.
(9)	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

On March 6, 2025, the Company acquired all of the shares of REAS, from Wergeland Eigedom AS (“WG”). The acquisition includes critical infrastructure adjacent to the Nussir Project, notably the Øyen Industrial Land, a deep-water port facility with ship-loading and conveyor systems, a fully permitted and operating aggregate mine and buildings suitable for housing, administration and processing. This site is permitted and zoned for mining and processing activities and includes a large process plant building capable of supporting a 6,000 tpd flotation plant, along with access to low-cost industrial power.

Under the agreement, WG retains sublease rights for aggregate production and has committed to purchasing waste rock from Nussir at a minimum price of NOK 15 per tonne.

On June 4, 2025, the European Union Commission designated the Nussir project, as well as twelve other projects outside of the EU, as a Strategic Critical Raw Material Project under the provisions of the 2023 EU Critical Raw Materials Act, the first project located in Norway to receive this designation, and is the only primary copper project in Norway. This designation will benefit the project through coordinated support by the EU Commission, better access to public and private financing through various funding programs, and political support for the advancement of the project.

LNS commenced underground construction in June 2025 with the access portal and start of the exploration decline that will extend approximately 2,500 metres and provide a platform for further underground exploration. This work will continue and is expected to be completed over the next year, giving the Company key engineering inputs to lead to a final investment decision.

In July 2025, the Company engaged Worley Limited (“Worley”) as the engineering contractor for updating the May 2023 JORC-compliant Feasibility Study to a maiden NI 43-101 Feasibility Study (“FS”), to advance basic engineering on the project and to support a construction decision. The basic engineering on the process plant will allow long-lead items to be ordered in the last quarter of 2025 with detailed engineering to follow. The FS will include updated capital and operating expenditures, the ongoing mine decline construction, and incorporate innovations in mine design and process facility, including reviewing the option of including optical sorting. Results of the FS update are expected in early 2026.

Blue Moon Property (California, USA)

The Blue Moon project is a VMS deposit which contains zinc, gold, silver, copper and lead. The property is well located with existing local infrastructure including paved highways three miles from site; a hydroelectric power generation facility a few miles from the site, a three-hour drive to the Oakland port and a four-hour drive to the industrial service centre of Reno. Zinc and copper are currently on the USGS list of metals critical to the US economy and national security.

Blue Moon Metals Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2025

On April 15, 2025, the Company announced that it has received approval by BLM to construct a portal and exploration decline to enable underground mineral exploration activities at the Blue Moon project. This is an important permitting milestone for the development of the Blue Moon project, as the initial portal and decline will provide access for infill and exploration drilling, allow for examination of geology, rock mechanics, hydrogeologic characteristics, underground mining conditions, and can also be utilized as the main haulage route once the mine moves into production.

On October 10, 2024, the Company initiated a Preliminary Economic Assessment (“PEA”) on the Blue Moon project to be led by Micon International Ltd (“Micon”) and Resource Development Associates, Inc (“RDA”). On March 3, 2025, the Company announced an updated Mineral Resource estimate (“Mineral Resource Estimate” or “MRE”) and the results of the PEA for the Blue Moon VMS deposit, summarized as an independent NI 43-101 Technical Report, was filed on April 15, 2025. See March 3, 2025 press release for summary of results.

In conjunction with the PEA, the Company announced an updated MRE for the project, with an effective date of December 24, 2024. The MRE is available on the Company’s website and is based on 87 drill holes totalling 122,364 feet of drilling with 2,631 individual assay intervals. The estimate outlined the following resources:

Indicated Resources:

	ZnEq
Domain (Vein)	Cutoff	Tons	ZnEq %	Cu %	Pb %	Zn %	Au opt	Ag opt
Main	2.9%	3,073,000	12.66	0.78	0.16	5.90	0.04	1.14
East	2.9%	498,000	18.99	0.47	0.63	6.64	0.09	3.72
West	2.9%	78,000	9.5	0.62	0.33	4.41	0.03	0.93
Total		3,650,000	13.46	0.73	0.23	5.97	0.04	1.49

				Cu	Pb	Zn	Au	Ag
			Metal	Mlbs	Mlbs	Mlbs	Moz	Moz
			Main	47.94	10.08	362.76	0.11	3.51
			East	4.67	6.29	66.15	0.04	1.85
			West	0.97	0.52	6.91	0.00	0.07
			Total	53.59	16.90	435.83	0.16	5.43

Blue Moon Metals Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2025

Inferred Resources:

	ZnEq
Domain (Vein)	Cutoff	Tons	ZnEq %	Cu %	Pb %	Zn %	Au opt	Ag opt
Main	2.9%	3,261,000	11.41	0.52	0.23	5.68	0.04	1.15
East	2.9%	994,000	15.49	0.59	0.56	5.04	0.07	2.43
West	2.9%	173,000	6.28	0.73	0.22	1.98	0.02	0.40
Total		4,428,000	12.12	0.54	0.30	5.39	0.04	1.41

				Cu	Pb	Zn	Au	Ag
			Metal	Mlbs	Mlbs	Mlbs	Moz	Moz
			Main	33.65	14.74	370.27	0.11	3.76
			East	11.80	11.20	100.11	0.07	2.42
			West	2.52	0.74	6.84	0.00	0.07
			Total	47.97	26.68	477.22	0.19	6.25

Notes:

(1)	Scott Wilson, CPG, President of RDA is responsible for this mineral resource estimate and is an independent Qualified Person as such term is defined by NI 43-101.

(2)	Reasonable prospects of eventual economic extraction were assessed by enclosing the mineralized material in the block model estimate in 3D wireframe shapes that were constructed based upon geological interpretations as well as adherence to a minimum mining unit with geometry appropriate for underground mining.

(3)	The cutoff grade of 2.9% ZnEq considered parameters of:
a.	Metal selling prices: Au-$2200/oz, Ag-$27/oz, Cu-$4.25/lb., Pb-$0.90/lb., Zn-$1.25/lb.
b.	Recoveries of Au 86.2%, Ag 94.3%, Cu 93.1%, Pb 0%, Zn 95.3%.

c.	Costs including mining, processing, general and administrative (G&A).

(4)	Zinc Equivalent Grade (“ZnEq”) is estimated by the formula: ZnEq = Zn% + ((Cu% * 78.20)+(Pb% * 0) + (Ag opt * 25.46)+(Au opt * 1896.40))/23.83.

(5)	There are no known legal, political, environmental, or other risks that could materially affect the potential development of the mineral resources.
(6)	Mineral resources are not mineral reserves and do not have demonstrated economic viability.
(7)	Figures may not add up due to rounding.

(8)	Tonnages shown are short tons.

(9)	Unless otherwise noted, all currencies in this table are reported in US dollars on a 100% basis.

In June 2025, the Company awarded a contract for the construction of a portal and decline to Small Mine Development, LLC (“SMD”). This will enable underground exploration activities at the Blue Mine Project, providing access for infill and exploration drilling, as well as for further studies and investigations related to geology, rock mechanics, underground mining conditions and metallurgical test work, leading to a mine commercialization decision. The exploration decline is expected to be completed by the third quarter of 2026. The Company is committed to supporting the economic and social development of the local and regional communities and the initial construction work is expected to generate at least 20 local employment opportunities directly with the mine and indirectly through SMD and its subcontractors.

Sulitjelma Property (Nordland county, Norway)

On February 26, 2025, the Company acquired the Sulitjelma project, a polymetallic deposit which contains copper and zinc located in northern Norway. Sulitjelma previously hosted Norway’s largest mining operation with historical production between 1891 and 1991 of 26 million tonnes of 1.80% Cu with additional zinc, sulphur, gold and silver credits.

On April 10, 2025, the Company announced its maiden MRE for the Sulitjelma VMS deposit. This was summarized in an NI 43-101 technical report, which was filed on SEDAR+ on April 20, 2025.

Blue Moon Metals Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2025

The constrained MRE is as follows:

		Inferred Resources By Zone					Sub-Totals
		Tonnes	Cu	Zn	Cu_Eq	APT*	Tonnes	Cu	Zn	Cu_Eq
Region	Zone	Kt	%	%	%	m	Kt	%	%	%
	2	4,188	1.45	0.35	1.50	5.2
	3	1,499	0.95	0.19	0.98	5.5
	5	2,188	0.82	0.37	0.88	15.7
Rupsi/Dypet	6	410	1.40	0.24	1.43	3.6
	7	126	0.77	0.15	0.79	2.4
	8	484	0.89	0.11	0.91	6.8
	9	163	2.01	0.25	2.05	2.5
	10	201	1.39	0.36	1.45	2.9	9,258	1.19	0.31	1.24
	2	3,031	0.88	0.07	0.89	4.2
Hankabakken II	3	1,471	0.86	0.05	0.86	3.1
	5	453	1.00	0.02	1.00	9.1	4,955	0.88	0.06	0.89
	2	455	1.15	0.19	1.18	3.6
Sagmo	3	193	1.56	0.14	1.58	6.4
	5	2,205	0.89	0.15	0.91	4.1	2,853	0.98	0.16	1.00
Total		17,066	1.06	0.21	1.10	6.1

* Apparent True Thickness

Notes:

1.	CIM definitions were followed for MRE.
2.	All resources reported are categorized Inferred; there are no Measured or Indicated resources.
3.	A minimum mining thickness of 2.2 m was applied in making the MRE constraint wireframes.

4.	The MRE constraint wireframes were generated using a preliminary MSO, based on a cut-off grade of 0.60% CuEq, related to potential underground mining.

5.	Assumed parameters for the cut-off grade and CuEq calculations included: Prices: $4.20/lb Cu, $1.25/lb Zn Processing recoveries: 92% Cu, 57% Zn Payabilities: 96.5% Cu, 86% Zn

6.	The copper equivalent (CuEq) calculation is as follows: CuEq = Cu grade + (Zn grade x 0.16)
7.	For the cut-off grade calculation, the assumed total operating cost was $50/t of ore.

8.	A global density value of 3 t/m3 was assumed.
9.	Rounding may result in apparent summation differences between tonnes, grades and metal content; not considered material.
10.	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
11.	Unless otherwise noted, all currencies in this table are reported in US dollars on a 100% basis.

Blue Moon will initially focus on the Rupsi and Dypet deposits where the Company has received Norwegian Government approval in Q1 2025 to extend an existing historical mine tunnel into the deposit by up to 1 km. The tunnel extension and the completion of 10,000 m of underground drilling are part of the recommendations in the technical report, with a budget of 46.2 MNOK (approximately US$4.5M), which will allow the Company to upgrade the resource from the inferred category to the indicated category, expand on the current resource, and gather geotechnical and metallurgical data.

In July 2025, the Company received the environmental permit from the Norwegian Environmental Agency required to start its planned activities in the Rupsi tunnel and awarded a contract to Fauskebygg AS (“Fauskebygg”), a local construction company in the Fauske municipality, for the extension.

Blue Moon Metals Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2025

General Exploration Expenses

The Company’s exploration expenses for the periods presented were as follows:

	2025				2024
For the three months ended June 30,	Nussir	NSG	Blue Moon	Total	Blue Moon	Total
	$	$	$	$	$	$
Claims costs	3,598	6,566	27,750	37,914	-	-
Camp operations	938,574	111,390	36,625	1,086,589	10,328	10,328
Development and site preparation	2,082,842	-	-	2,082,842	-	-
Engineering studies	143,325	16,258	407,028	566,611	-	-
Prospecting and geology	-	-	10,685	10,685	-	-
Permitting	-	-	114,690	114,690	-	-
TOTAL	3,168,339	134,214	596,778	3,899,331	10,328	10,328

	2025				2024
For the six months ended June 30,	Nussir	NSG	Blue Moon	Total	Blue Moon	Total
	$	$	$	$	$	$
Claims costs	4,798	8,757	34,208	47,763	8,978	8,978
Camp operations	1,111,562	115,013	54,471	1,281,046	44,785	44,785
Development and site preparation	2,082,842	-	-	2,082,842	-	-
Engineering studies	271,193	52,601	624,968	948,762	-	-
Prospecting and geology	-	-	26,874	26,874	14,253	14,253
Permitting	-	-	217,121	217,121	-	-
TOTAL	3,470,395	176,371	957,642	4,604,408	68,016	68,016

QUALIFIED PERSON

The technical information contained in this MD&A for the Company’s properties has been reviewed and approved by Dustin Small, P.Eng., as a non-Independent Qualified Person in accordance with National Instrument 43-101.

Blue Moon Metals Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2025

RESULTS OF OPERATIONS

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
	$	$	$	$
Employee benefits	456,375	-	733,898	-
Professional and consulting fees	921,576	26,666	1,077,227	36,297
General exploration expenses	3,899,331	57,688	4,644,408	68,016
Filing and regulatory fees	67,421	3,979	120,172	22,233
General administrative costs	45,912	2,276	87,141	6,439
Share-based payments	468,404	16,994	732,841	32,120
Shareholder communication and travel	118,891	900	224,835	7,795
Depreciation	509,157	-	509,537	-
Foreign exchange gain	24,751	95	16,525	44
Interest expense	7	546	45	2,172
Interest income	(112,878)	(3,436)	(259,323)	(7,392)
Other income	(43,797)	-	(58,016)	-
Fair value gain	(42,500)	-	(42,500)	-

NET LOSS ATTRIBUTABLE TO:
Blue Moon Metals Inc. shareholders	6,097,407	105,708	7,520,466	167,724
Non-controlling interests	215,243	-	266,324	-
Net loss	6,312,650	105,708	7,786,790	167,724

Results of operations for the three months ended June 30, 2025

Blue Moon incurred a loss of $6,097,407 ($0.12 per common share) for the three months ended June 30, 2025, compared to a loss of $105,708 ($0.04 per common share) over the same period in 2024. Prior to October 2024, the Company was not active in enhancing the Blue Moon projects, as it was not adequately financed. In October 2024, the Company refreshed its shareholder base, board and management, and started its journey to expand its portfolio of projects and to develop one or more of these projects into a mine. As such, the expense profiles when compared with the same period(s) in the previous year was very different. The following factors contributed to the key differences in the comparative figures, as follows:

Employee benefits and share based compensation increased by $456,375 and $451,410 respectively during the three months ended June 30, 2025 compared to $NIL and $16,994 in the same period in 2024. This increase is due to the Company building out its team in 2025. In the prior year, the Company was not active and the few key personnel were engaged under consulting agreements rather than as employees.

Professional fees increased by $894,910 during the three months ended June 30, 2025, compared to the same period in 2024. The increase was primarily driven by higher legal fees incurred for general matters and other professional fees, including work on streamlining of the Norwegian entities and other governance work and fees incurred in working with FEFO and Hammerfest port, agreements for adding personnel as well as preparing for financing higher audit and accounting fees due to addition of the Norwegian entities and work on IFRS consideration. Consistent with the Company ramping up work in both Blue Moon and Nussir, higher consulting fees were observed in this quarter.

Exploration expenses increased by $3,841,643 during the three months ended June 30, 2025, compared to same period in 2024. This primarily reflects the technical work undertaken to support the advancement of the Company’s key assets, mainly driven by activities at the Nussir project, relating to development and site preparation - including portal and underground development work and site earthworks carried out by third-party contractors. Camp operation costs reflect the staffing support for these field activities. Additional expenses were incurred for permitting and early-stage engineering studies for both the Nussir and Blue Moon projects.

Blue Moon Metals Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2025

Shareholder communication and travel increased by $117,991 during the three months ended June 30, 2025, compared to the same period in 2024, reflecting higher corporate and marketing activities during the quarter.

Depreciation increased by $509,157 during the three months ended June 30, 2025, mainly reflecting the amortization of the fair value adjustment recognized in the purchase price allocation related to the REAS acquisition.

Interest income increased by $109,442 during the three months ended June 30, 2025, compared to the same period in 2024. The increase is primarily due to the Company’s higher cash balance resulting from the equity financings completed in December 2024 and the first half of 2025.

Other income increased by $43,797 during the three months ended June 30, 2025, compared to the same period in 2024. The increase relates to deferred income recognized under the operating agreement between REAS and WG, pursuant to which WG pays annual fees for access to the quay and for the continued operation of its quarry and aggregate business at the site.

A fair value gain of $42,500 was recorded during the three months ended June 30, 2025, reflecting the revaluation of the Company’s investment in Honey Badger Silver Inc., received as consideration for the 2024 sale of the Yava property.

Results of operations for the six months ended June 30, 2025

Blue Moon incurred a loss of $7,520,466 ($0.20 per common share) for the six months ended June 30, 2025, compared to a loss of $167,724 ($0.06 per common share) over the same period in 2024. These factors contributed to the key differences in the comparative figures, as follows:

Employee benefits and share based compensation increased by $733,898 and $700,721 respectively, during the six months ended June 30, 2025, compared to $NIL and $32,120 in the same period in 2024. This increase is due to the addition of new hires throughout 2025 and the consolidation of the operations in Norway. In the prior year, limited personnel were engaged under consulting agreements rather than as employees.

Professional fees increased by $1,040,930 during the six months ended June 30, 2025, compared to the same period in 2024. The increase was primarily driven by higher legal fees incurred for general matters and other professional fees, including the addition of the Nussir and Sulitjelma projects. The six months also include the inclusion of professional fees incurred by the Norwegian subsidiaries.

Exploration expenditures increased by $4,576,392 during the six months ended June 30, 2025, compared to same period in 2024. This primarily reflects the technical work undertaken to support the advancement of the Company’s key assets. This was mainly driven by activity at the Nussir project, relating to development and site preparation - including portal and underground development work and site earthworks carried out by third-party contractors. In addition, expenditures were incurred for permitting and early-stage engineering studies for both the Nussir and Blue Moon projects. The Company also advanced technical studies at its other assets, including completion of a PEA and updated MRE at Blue Moon and a filing of a maiden MRE and engineering studies at the Nussir and Sulitjelma projects.

Shareholder communication and travel increased by $217,040 during the six months ended June 30, 2025, compared to the same period in 2024, reflecting higher corporate and marketing activities during the six months.

Depreciation increased by $509,537 during the six months ended June 30, 2025, primarily reflecting the amortization of the fair value adjustment recognized in the purchase price allocation related to the REAS acquisition.

Interest income increased by $251,931 during the six months ended June 30, 2025, compared to the same period in 2024. The increase is mainly due to the Company’s higher cash balance resulting from the equity financings completed in December 2024 and the first half of 2025.

Other income increased by $58,016 during the six months ended June 30, 2025, compared to the same period in 2024. The increase relates to deferred income recognized under the operating agreement between REAS and WG, pursuant to which WG pays annual fees for access to the quay and for the continued operation of its quarry and aggregate business at the site.

A fair value gain of $42,500 was recorded during the six months ended June 30, 2025, reflecting the revaluation of the Company’s investment in Honey Badger Silver Inc., received as consideration in 2024 for the sale of the Yava property.

Blue Moon Metals Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2025

LIQUIDITY AND CAPITAL RESOURCES

For the six months ended June 30,	2025	2024
	$	$
Cash provided by (used in)
Operating activities	(7,889,470)	(142,100)
Investing activities	(14,110,059)	-
Financing activities	6,083,002	(66,626)
Effects of foreign exchange on cash balances	(30,015)	-

CHANGE IN CASH AND RESTRICTED CASH	(15,946,542)	(208,726)

Cash and restricted cash – beginning	30,008,106	355,343

CASH AND RESTRICTED CASH – ENDING	14,061,564	146,617

Blue Moon had $14,061,564 in cash and restricted cash as of June 30, 2025 (December 31, 2024: $30,008,106). As of June 30, 2025, the Company had a working capital balance of $12,744,200 (December 31, 2024: $3,762,174). A summary of the significant financings and other activities during the six months ended June 30, 2025 is provided in the unaudited condensed interim consolidated financial statements for the six months ended June 30, 2025 and 2024.

Operating Activities

The main components of cash flows used for operating activities are discussed in the Results of Operations section, above.

Investing Activities

During the six months ended June 30, 2025, the Company used net cash of $14.1 million in investing activities. The primary components relate to the three acquisitions completed in the period.

Expenditures on mineral properties, plant and equipment totalled $3.9 million and reflect the transaction costs capitalized in connection with the acquisitions of Nussir and NSG. These costs were directly attributable to the asset acquisitions.

The acquisition of REAS, net of cash acquired, resulted in a net cash outflow of $11 million. This represents the cash consideration paid and transaction costs, offset by the cash held by REAS at the acquisition date.

Cash acquired from the Norwegian entities of approximately $0.8 million is reflected in the opening cash balance of these entities at the acquisition date.

Financing Activities

During the six months ended June 30, 2025, the Company generated net cash of $6.1 million from financing activities.

Net proceeds from the issuance of shares totalled $6.1 million. This includes the gross proceeds from a private placement with Hartree for $5.25 million and a separate private placement by an officer of the Company totalling $0.14 million and a follow-on equity investment by LNS of $1.13 million. These proceeds were offset by related share issuance costs.

During the six months ended June 30, 2024, the Company made loan principal and interest payments totalling $65,000 and $1,626 respectively, related to a loan previously issued to Patrick McGrath, a former director of the Company. These payments resulted in the full repayment of the loan.

Blue Moon Metals Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2025

Private Placements

As of June 30, 2025 the Company had completed five private placements within the prior 12-month period, raising gross proceeds of $37.4 million and net proceeds of approximately $36.5 million. The table below summarizes for each financing, the net proceeds raised, the intended use of net proceeds, the actual use of net proceeds up to June 30, 2025 and the remaining amount to be spent:

Offering	Net	Expected Use of	Actual Use of	Remaining /
	Proceeds	Proceeds	Proceeds	Reconciliation
August 30, 2024 (Private Placement of 2,640,000 Common Shares at $0.35 per Common Share)	$0.9M	General Corporate and exploration activities	$0.9M	Nil

December 19, 2024

(Private Placement of 1,000,003 units at a price of $30 per unit – comprising of 1 common share and 9 subscription receipts, each of the latter having been converted to a common share on February 26, 2025 )

	$29.1M	$4.8M - Corporate activities and transaction costs	$4.8M	Nil
		$24.3M - Nussir, NSG, Blue Moon exploration activities	$17.9M	$6.4M
February 26, 2025 (Private Placement of 47,660 Common Shares)	$0.1M	General corporate and exploration activities	$0.1M	Nil
March 7, 2025 (Private Placement of 1,750,000 Common Shares)	$5.3M	General corporate and exploration activities	$1.1M	$4.2M
May 8, 2025 (Private Placement of 376,833 Common Shares)	$1.1M	Exploration activities	$0.0M	$1.1M

Blue Moon Metals Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2025

LIQUIDITY OUTLOOK

The equity financing in the fourth quarter of 2024 and the follow-on financing from Hartree and LNS in 2025 provided the liquidity needed to ramp up the activities aimed at advancing the Company’s Blue Moon, Nussir and Sulitjelma properties towards a construction decision. In addition to its ongoing exploration and development programs, the Company will continue to require additional funding to support property maintenance payments and general operations.

As part of the December 2024 financing, the Company entered into an MOU with Hartree Partners to provide a secured bridge loan facility of up to US$20 million to provide financial flexibility during the construction of the Nussir Property. The financing package also included an offtake agreement with Hartree and provided for pro-rata pre-emptive rights in respect of future equity financing.

The Company’s primary source of funding remains the issuance of common shares. As Blue Moon’s common shares are publicly traded, their market price is subject to factors beyond management’s control, including fluctuations in commodity prices, foreign exchange rates and broader market conditions. If capital is required during a period of share price weakness, the Company may face significant dilution to secure necessary funding or may be unable to raise sufficient capital to meet its obligations.

In addition to equity financing, the Company may also pursue strategic alternatives such as royalty sales on its mineral properties, debt financing, stream financings or divestiture of its investment of marketable securities to help fund the Company’s capital needs while minimizing equity dilution.

Loss and comprehensive loss

During the six months ended June 30, 2025, the increase in loss and comprehensive loss for the six months ended June 30, 2025, compared to primary quarters, is primarily attributable to higher exploration and project advancement costs related to the newly acquired Nussir and Sulitjelma properties, as well as continued technical work at the Blue Moon Property.

In comparison, exploration expenditures for six months ended June 30, 2024 were much lower than the current year as a result of the Company’s limited cash resources during the period.

Cash and cash equivalents

Blue Moon raises funds, as required, in order to explore and develop its mineral properties and to conduct corporate activities. As a result, cash and cash equivalents are typically expected to decrease in periods where there is no financing transaction. The timing and amount of expenditures and financing transactions have caused the Company’s cash and cash equivalents balance to fluctuate from year to year.

During the six months ended June 30, 2025, the Company converted the subscription receipts issued in the December 2024 financing, raising gross proceeds of $27 million. In addition, a follow-on private placement from Hartree, a non-brokered private placement with an officer of the Company and a follow-on equity investment by LNS AS raised combined gross proceeds of approximately $6.6 million.

SUMMARY OF QUARTERLY RESULTS

The following table sets forth selected unaudited quarterly financial information derived from financial information for each of the eight most recent quarters.

As at and for the quarter ended	30-Jun-25	31-Mar-25	31-Dec-24	30-Sep-24
Loss and comprehensive loss	$6,333,739	$1,328,403	$256,300	$71,732
Loss per share attributable to Blue Moon shareholders – basic and diluted	0.12	0.06	0.06	0.02
Cash and cash equivalents	13,815,796	20,495,161	3,001,720	945,885
Total assets	162,991,490	165,979,266	32,372,944	1,666,323

Blue Moon Metals Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2025

As at and for the quarter ended	30-Jun-24	31-Mar-24	31-Dec-23	30-Sep-23
Loss and comprehensive loss	$105,708	$62,016	$82,975	$101,129
Loss per share attributable to Blue Moon shareholders – basic and diluted	0.04	0.02	0.04	0.04
Cash and cash equivalents	146,617	259,925	355,343	451,105
Total assets	866,308	986,437	1,076,387	1,174,068

Historically, the Company’s primary source of funding was through the issuance of common shares, with activity levels closely tied to the strength of the capital markets. When capital markets are depressed, the Company’s activity level normally declines accordingly, stronger markets allow the Company to secure equity financing on favourable terms, enabling expansion of its exploration and development programs. In addition to equity financing, the Company may also explore alternative funding strategies, such as royalty agreements, stream financing or divesting its investment in marketable securities, to support its growth objectives.

During the three months ended June 30, 2025, the Company received gross proceeds of $1.13 million from a follow-on equity investment by LNS. Operationally, the Company advanced development activities at the Nussir project, including portal and underground development work, as well as site earthworks.

During the three months ended March 31, 2025, the Company achieved several key milestones as it progressed from exploration toward project development. Notably, the Company completed the acquisitions of the Nussir and Sulitjelma projects in Norway, including the purchase of REAS which holds the surface lease and infrastructure critical to the development of the Nussir project. At Blue Moon, the Company completed a PEA and filed an updated MRE. A maiden NI 43-101 technical report was filed for the Nussir project and a maiden MRE was finalized for the Sulitjelma project.

During the three months ended December 31, 2024, the Company advanced a PEA and updated resource estimate at Blue Moon, completed a financing to support the Nussir and Sulitjelma acquisitions, and shifted toward a development-focused strategy. The Yava project was also divested and the Company recorded a gain of $340,000 in its disposition.

During the three months ended September 30, 2024, the Company raised $924,000 through a private placement and continued expenditures to maintain its mineral properties in good standing.

During the three months ended June 30, 2024, and in prior periods, activities primarily involved baseline work in the Blue Moon project to comply with permit and regulatory requirements. The Company also initiated work on an updated resource estimate during the quarter ended September 30, 2023.

Blue Moon Metals Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2025

RELATED PARTY TRANSACTION

Management compensation

The Company’s related parties include its directors and officers, who are the key management of the Company. The remuneration of directors and officers during the periods presented was as follows:

For the three months ended June 30,	2025	2024
	$	$
Wages and salaries	389,525	-
Consulting fees	403,400	9,000
Share-based payments	427,477	12,746
MANAGEMENT COMPENSATION	1,220,402	21,746

For the six months ended June 30,	2025	2024
	$	$
Wages and salaries	667,048	-
Consulting fees	451,698	18,000
Share-based payments	672,868	24,090
MANAGEMENT COMPENSATION	1,791,614	42,090

As at June 30, 2025, no amounts are due to related parties (June 30, 2024 - $111,000) of the Company. These amounts due to related parties in 2024 were unsecured, non-interest bearing and had no specific terms of repayment and were fully repaid in 2024.

OUTSTANDING SHARE DATA

The table below summarizes the Company’s common shares and securities convertible into common shares as at the date of this MD&A.

As at August 27, 2025
Common Shares	51,486,089
Stock Options	774,500
Deferred Share Units	224,506
Restricted Share Units	62,500

CONTRACTUAL OBLIGATIONS

Other than as disclosed in note 17 of the financial statements, the Company has no contractual obligations, off-balance sheet arrangements or capital lease agreements. Neither the Company nor any of its subsidiaries is subject to any externally imposed capital requirements. The Company has no proposed transactions at this time.

FINANCIAL INSTRUMENT RISK

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company has exposure to liquidity and credit risks from the use of financial instruments. Financial instruments consist of cash, restricted cash, receivables, due to related parties, and accounts payable and accrued liabilities approximate fair value due to the short-term nature of the instruments.

Blue Moon Metals Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2025

Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they come due. Certain conditions cast significant doubt on the Company’s ability to meet its financial obligations. Refer to Liquidity and Capital Resources for more information regarding the Company’s liquidity risk.

Credit risk

The Company is exposed to credit risk on its bank accounts, restricted cash and receivables. To reduce credit risk, substantially all cash is on deposit at Canadian chartered banks. Restricted cash are deposits held by BLM in California, and Finnmarkseiendommen (FeFo) the land management authority in Norway. Receivables consist of value-added tax receivables and other amounts due from government agencies. Accordingly, the Company considers its exposure to credit risk minimal.

Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices.

Interest rate risk

The Company has cash balances which are not subject to significant risks in fluctuating interest rates. The Company’s current policy is to invest excess cash in investment-grade short-term deposit certificates issued by its banking institutions. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks. An increase to interest rates by 1% would have an insignificant effect on the Company’s operations.

Foreign currency risk

The Company is exposed to foreign currency risk on fluctuations related to cash, restricted cash, receivables, accounts payable and accrued liabilities, and capital expenditures that are denominated in US dollars and Norwegian Kroner.

Sensitivity analysis

The Company, through its subsidiaries, operates in the United States and Norway and is exposed to foreign exchange risk arising from changes in the US dollar and Norwegian krone against the Canadian dollar. A 10% fluctuation in either the US dollar or Norwegian krone relative to the Canadian dollar would have a minimal impact on the Company’s loss and comprehensive loss.

Market price risk

i.	Equity price risk

The Company is exposed to equity price risk through fluctuations in the market price of its own common shares and its holding of equity securities. Equity price risk is defined as the potential adverse impact on the Company’s earnings, or ability to obtain equity financing, due to movements in individual equity prices or broader stock market movements.

In addition, the Company holds equity instruments which are held as marketable securities and are subject to equity price risk. The market price or value of these investments can vary from period to period. A 10% fluctuation in the quoted market price of marketable securities would have a minimal impact on the Company’s loss and comprehensive loss.

ii.	Commodity price risk

Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatility. The Company closely monitors commodity prices of zinc, copper, gold, silver, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

Blue Moon Metals Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2025

FORWARD-LOOKING STATEMENTS

This Management Discussion and Analysis contains certain forward-looking statements concerning anticipated developments in Blue Moon’s operations in future periods. Statements that are not historical fact are forward looking information as that term is defined in NI 51-102 of the Canadian Securities Administrators. Certain forward looking information should also be considered future-oriented financial information (“FOFI”) as that term is defined in NI 51-102. The purpose of disclosing FOFI is to provide a general overview of management’s expectations regarding the anticipated results of operations and capital expenditures. Forward-looking statements and information (referred to herein together as “forward-looking statements”) are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. The material factors or assumptions used to develop forward-looking statements include prevailing and projected market prices and foreign exchange rates, exploitation and exploration estimates and results, continued availability of capital and financing, and general economic, market or business conditions and as more specifically disclosed throughout this document. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of Blue Moon and its subsidiaries may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. They include, but not limited to, statements regarding: the Company’s plans to advance the projects through additional exploration and technical studies, the timing of these exploration activities, the recommended exploration work programs and the budget thereof, the anticipated results of Technical Reports, the ability of the Company to obtain the necessary funding and permit, the ability to integrate the acquired companies and the maintenance of the social licences necessary to operate in the areas where the projects are located.

Blue Moon’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and Blue Moon does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. Important factors that could cause actual results to differ materially from Blue Moon's expectations include, but are not limited to, uncertainties involved in fluctuations in commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; the need for cooperation of government agencies in the exploration and development of properties and the issuance of required permits; anti-mining sentiments in the community and jurisdictions where the projects are located as well as objections of indigenous or other tribal communities; the possibility that the conditions precedent to the closing and drawdown of the recently announced financing will not be met; the need to obtain additional financing to develop properties and uncertainty as to the availability and terms of future financing; the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; and uncertainty as to timely availability of permits and other governmental approvals.

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